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SEC FILE NUMBER
8-39446

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capital Management Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1100 North 4th Street, Suite 141
(No. and Street)

Fairfield	IA	52556
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter B. Ecob	641-472-8800	pecob@capmgt.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 East Lake Street, Suite 303, Bloomingdale, IL 60108
(Address) (City) (State) (Zip Code)

10/20/2009	#3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Peter B. Ecob, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital Management Partners, Inc, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL IOWA
CAROLYN J SIMMONS
Commission Number 146121
My Commission Expires
January 28, 2024

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Capital Management Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Capital Management Partners, Inc. as of December 31, 2021, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Capital Management Partners, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital Management Partners, Inc.'s management. Our responsibility is to express an opinion on Capital Management Partners, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Management Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information includes Schedule I and Schedule II within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Capital Management Partners, Inc.'s financial statements. The supplemental information is the responsibility of Capital Management Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Capital Management Partners, Inc.'s auditor since 2016.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

February 15, 2022

Capital Management Partners, Inc.
Statement of Financial Condition
As of December 31, 2021

ASSETS

Current Assets:	
Cash	171,450
Commissions Receivable	98,524
Other Receivables	335
Prepaid Expenses	7,524
Total Current Assets:	**277,833**
Fixed Assets--Net:	17,076
Other Assets	1,137
TOTAL ASSETS	**296,047**
LIABILITIES AND SHAREHOLDERS EQUITY	
Current Liabilities:	
Sales commissions payable	70,221
Expense and other reimbursements payable	418
Accounts payable and accrued expenses	51,984
Total Current Liabilities:	**122,623**
Shareholder Equity:	
Common stock, no par value, 3000 shares authorized, 2105 issued and outstanding, no par	652,490
Treasury stock, at cost	(234,196)
Retained deficit	(244,870)
Total Shareholder Equity	173,424
Total Liabilities & Shareholder Equity	**296,047**

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Statement of Operations
For the Year Ended December 31, 2021

Revenues:	
Commission revenue	534,061
Personnel reimbursement	0
Miscellaneous income	64,977
Total revenues:	**599,038**
Expenses:	
Commission expenses	76,178
Salaries and benefits	112,184
General administration	142,083
Total expenses:	**330,445**
NET INCOME (LOSS):	**268,593**

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2021

Operating activities:	
Net income (loss)	$268,593
Adjustments to reconcile net income items not requiring the use of cash:	
Depreciation expense	2,303
Changes in other operating assets and liabilities:	
Commissions receivable	56,941
Prepaid expense	(588)
Other receivables	38,361
Advances to affiliate	0
Sales commissions payable	(27,983)
Accounts payable and accrued expenses	(24,196)
Net cash provided by operations	$313,432
Investing activities:	
Equipment purchase	($15,159)
Net cash used by investing activities:	($15,159)
Financing activities:	
Dividends paid	($400,000)
Net cash used by financing activities	(400,000)
Net increase in cash during the fiscal year	($101,728)
Cash at December 31, 2020	273,178
Cash at December 31, 2021	171,450
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Statement of Changes in Shareholder Equity
For the Year Ended December 31, 2021

	Common Shares	Stated Amount	Treasury Stock	Retained Surplus (Deficit)	Total
Balance at December 31, 2010	2,105	$652,489	($234,196)	($113,461)	$304,832
Dividends paid shareholders				(400,000)	(400,000)
Net income (loss)				268,593	268,593
Balance at December 31, 2021	2,105	$652,489	($234,196)	($244,868)	$173,425

The accompanying notes to the financial statements are an integral part of this statement

Capital Management Partners, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2021

1. Organization

Capital Management Partners, Inc. (the Company) is a privately held Delaware State corporation formed in December 1987 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) to market investments in private placements. The Company ceased doing business as an Introducing Broker (IB) effective June 4, 2021.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- The Company conducts a securities business consisting of acting as a private placement agent effecting securities transactions on a best efforts or subscription basis (not on a firm commitment basis). The Company does not receive or hold customer funds or securities. The Company acts as a referral agent only. The Company's clients send funds directly to the private placement manager. Commission revenues and related fees are recorded when the performance obligation has been met. Any fee not received by the end of the fiscal year is included as Commissions Receivable on the statement of financial condition.

Fixed Assets- Fixed assets are stated at cost. Depreciation of fixed assets is provided using the straight-line method over the estimated useful life of the asset. The following is a summary of the estimated useful lives used in computing depreciation expense:

Office equipment	5 years
Computer equipment	5 years

Expenditures for minor maintenance and repairs are charged to expense as incurred.

Long Lived Assets- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Income taxes- The Company has elected to be taxed as an S Corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in these financial statements.

3. Fixed Assets- Net

The following table is a summary of fixed assets at December 31, 2021.

Office equipment	$27,830
Computer equipment	44,794
Accumulated depreciation	(55,548)
Fixed assets- net	$17,076

Depreciation expense for the year ended December 31, 2021 was $2,303.

4. FINRA Arbitration

On March 6, 2019, a former client of the Company brought a Statement of Claim in FINRA Arbitration against the Company. After extended discovery and negotiation, the claim was settled on January 23, 2020, for the amount of $70,000. A down payment of $10,000 was made on February 10, 2020, and $3,000 is to be paid to the client's attorney each quarter for the next five years. The amount payable at year end is $36,000 and is included in "Accounts payable and accrued expenses" on the Statement of Financial Condition.

5. Net capital requirement

The company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2021, the Company had adjusted net capital of $79,706, which was $71,531 in excess of its required net capital of $8,175. At December 31, 2021, ratio of aggregate indebtedness to net capital schedule is 153.85%.

The Company is no longer a member of the National Futures Association, effective June 4, 2021. Therefore, the company is no longer subject to the net capital requirements under Regulation 1.17 of the Commodity Exchange Act.

6. Paycheck Protection Program (PPP) Loan and Forgiveness

On March 5, 2021, the Company received a second Paycheck Protection Program (PPP) loan in the amount of $64,977.00. On June 24, 2021, the Small Business Administration (SBA) forgave this loan. This amount is included on the Statement of Operations as Miscellaneous income.

7. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2021, through the date of this report and found no material subsequent events reportable during this period.

Schedule I
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission

CREDIT:	
Shareholders' equity	$173,424
DEBITS:	
Nonallowable assets:	
Non allowable portion of commissions receivable	($67,646)
Prepaid expenses	(7,524)
Other receivables	(335)
Advances to affiliate	(0)
Fixed assets-net	(17,076)
Other asset	(1,137)
Total debits	(93,718)
NET CAPITAL	$79,706
Haircuts	(0)
ADJUSTED NET CAPITAL	$79,706
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	8,175
EXCESS NET CAPITAL	$71,531
AGGREGATE INDEBTEDNESS:	$122,623
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	153.85%
Excess net capital reported on Form X-17A-5	$71,531

See Report of Independent Registered Public Accounting Firm

Schedule II

Reconciliation between Audited and Unaudited Statement of Financial Condition As of December 31, 2021

There were no differences between the net capital calculated at Schedule I and the net capital computed and reported in the Company's December 31, 2021 FOCUS filing.

Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control Requirements under Rule 15c3-3

Not applicable

See Report of Independent Registered Public Accounting Firm

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Capital Management Partners, Inc.
1100 North 4th Street, Suite 141
Fairfield, IA 52556

SEC #8-39446
December

REVISED

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Peter Ecob: 641-472-8800

WORKING COPY

2. A. General Assessment (item 2e from page 2) $799

B. Less payment made with SIPC-6 filed (**exclude interest**) (311)

7/27/21
Date Paid

C. Less prior overpayment applied (418)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $70

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $70

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Capital Management Partners, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 3 day of February, 20 22.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/21
and ending 12/31/21

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$597,960
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Forgiveness of Paycheck Protection Program Loan #2 (Deductions in excess of $100,000 require documentation)	64,977
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	64,977
2d. SIPC Net Operating Revenues	$532,983
2e. General Assessment @ .0015	$799

(to page 1, line 2.A.)

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders of Capital Management Partners, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Capital Management Partners, Inc. and the SIPC, solely to assist you and SIPC in evaluating Capital Management Partners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Capital Management Partners, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Capital Management Partners, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Capital Management Partners, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 15, 2022

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Capital Management Partners, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which Capital Management Partners, Inc. did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Capital Management Partners, Inc. limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not to the Capital Management Partners, Inc. and, Capital Management Partners, Inc. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Capital Management Partners, Inc.); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Capital Management Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Capital Management Partners, Inc..'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 15, 2022

CAPITAL MANAGEMENT
PARTNERS, INC.

February 9, 2022

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2021

Dear Sir/Madame,

For the fiscal year ending December 31, 2021, Capital Management Partners, Inc. ("CMP") claimed exemption from SEC Rule 15c3-3 in that CMP (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

CMP met the exemption provided above for the period ending December 31, 2021.

Sincerely,

Peter B. Ecob

Peter B. Ecob
Chief Financial Officer

1100 North 4th Street, Suite 141
Fairfield, Iowa 52556
641-472-8800 • 800-621-2520 • Fax: 641-472-7320
Web site: www.capmgt.com